Churchill Downs Incorporated
Code of Ethics
Principal Financial Officers

In my role as a financial executive of Churchill Downs Incorporated, I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	I provide constituents with information that is accurate, complete, objective, relevant, timely and understandable. All information included in financial statements with which I have responsibility is supported by corroborative evidence.

3.	I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.	I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.

6.	I share knowledge and maintain skills important and relevant to my constituents’ needs.

7.	I proactively promote ethical behavior as a responsible partner among peers in my work environment.

8.	I achieve responsible use of and control over all assets and resources employed or entrusted to me.

9.	I understand the need to promptly report to the appropriate person or persons violations of this Code of Ethics of which I become aware.

10.	I understand and accept the consequences of my failure to adhere to this Code of Ethics.

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